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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                               ACADIA REALTY TRUST
                                (Name of Issuer)

              Common Shares of Beneficial Interest, $.001 par value
                         (Title of Class of Securities)

                                   004239 10 9
                      (CUSIP Number of Class of Securities)

                              Kenneth Miller, Esq.
                                 Yale University
                                55 Whitney Avenue
                            New Haven, CT 06510-1300
                                 (203) 432-0120
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:
                             Michael W. Blair, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000

                               November 10, 2004**
         (Date of Event which Requires Filing Statement on Schedule 13D)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** See explanatory note that precedes Item 4.

                         (Continued on following pages)


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                                  Schedule 13D

                                                           CUSIP No. 004239 10 9
--------------------------------------------------------------------------------
(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Yale University
          I.R.S. Identification No. 06-0646973-N
--------------------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group              (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
(3)       SEC Use Only
--------------------------------------------------------------------------------
(4)       Source of Funds
          WC
--------------------------------------------------------------------------------
(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                    |_|
--------------------------------------------------------------------------------
(6)       Citizenship or Place of Organization
          Connecticut
--------------------------------------------------------------------------------
 Number of           (7)       Sole Voting Power
  Shares                       3,468,705
Beneficially         -----------------------------------------------------------
Owned by             (8)       Shared Voting Power
  Each                         166,361
Reporting            -----------------------------------------------------------
 Person              (9)       Sole Dispositive Power
                               3,468,705
                     -----------------------------------------------------------
                     (10)      Shared Dispositive Power
                               166,361
--------------------------------------------------------------------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          3,635,066
--------------------------------------------------------------------------------
(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)
          12.4%
--------------------------------------------------------------------------------
(14)      Type of Reporting Person
          EP
--------------------------------------------------------------------------------

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                         Amendment No. 6 to Schedule 13D

     The statement on Schedule 13D (the "Statement") filed on September 25, 2002, as amended by Amendment Nos. 1, 2, 3, 4 and 5 thereto filed on March 23, 2004, March 26, 2004, March 31, 2004, November 9, 2004 and November 10, 2004,
respectively, relating to the common shares of beneficial interest, par value $.001 per share (the "Common Shares") of Acadia Realty Trust, a Maryland real estate investment trust (the "Trust"), is hereby amended and supplemented as set forth below in this Amendment No. 6 to the Statement by Yale University, a Connecticut corporation (the "Reporting Person"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Statement, as so amended.

                                Explanatory Note

     This Amendment No. 6 is being filed for the purpose of correcting certain information set forth in Amendment Nos. 4 and 5 relating to the number of shares of Common Stock beneficially owned by the Reporting Person and providing additional information relating to such beneficial ownership. Only Items 4 and 5 are being amended by this filing. This Amendment No. 6 does not reflect events occurring after the filing of Amendment No. 5, or modify or update other disclosures therein in any way other than to amend Items 4 and 5.


Item 4. Purpose of Transaction

     The disclosure in Item 4 is hereby amended and supplemented by adding the following:

     "On August 4, 2004, the Reporting Person received an award of 699 Common Shares from the Trust in connection with payment of the annual trustee fee."

Item 5. Interest in Securities of the Issuer

     The disclosure in Item 5(a) is hereby amended and restated to read in its entirety as follows:

     "(a) The Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 3,635,066 Common Shares. The Common Shares owned by the Reporting Person constitute approximately 12.4% of the Common Shares issued and outstanding (computed on the basis of 29,299,224 Common Shares issued and outstanding, as reported in the Trust's Prospectus Supplement, dated November 4, 2004, to the Prospectus dated March 29, 2000, Prospectus dated May 14, 2003 and Prospectus dated March 19, 2004 filed with the Securities and Exchange Commission on November 8, 2004)."

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     The disclosure in Item 5(b) is hereby amended and restated to read in its entirety as follows:

     "(b) The Reporting Person has sole power to dispose of 3,468,705 Common Shares and shared power to direct the disposition of 166,361 Common Shares held of record by YURPSE. YURPSE has shared power to direct the disposition of 166,361 Common Shares.

     The Reporting Person has sole power to vote 3,468,705 Common Shares and shared power to direct the vote of 166,361 Common Shares held of record by YURPSE. YURPSE has shared power to direct the vote of 166,361 Common Shares.

     The Reporting Person disclaims beneficial ownership of the Common Shares held by YURPSE."

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 2004


                                             YALE UNIVERSITY

                                             By:   /s/ David F. Swensen
                                                -------------------------------
                                             Name:  David F. Swensen
                                             Title: Chief Investment Officer